CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       1401 Eye Street, N.W.
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720



                                                     January 18, 2007

VIA EDGAR
---------

Mr. Stephen G. Krikorian
Branch Chief - Accounting
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re: Radvision Ltd.
                          Form 20-F for Fiscal Year Ended December 31, 2005 Forms 6-K filed on April 27, July 27, August 7, 2006 and October 26, 2006
                          File No. 0-29871
                          ----------------


 Dear Mr. Krikorian:

         In furtherance of a telephone conversation between Ms. Tamara Tangen of the Staff and Arnold Taragin, Corporate Vice President and Counsel of Radvision Ltd. (the "Company"), I am able to confirm that our client will respond to Staff's comments contained in a letter to Mr. Boaz Raviv, Chief Executive Officer of the Company, dated December 21, 2006, on or about February 5, 2007.

         Thank you again for your cooperation.

                                             Very truly yours,

                                            /s/Steven J. Glusband
                                             Steven J. Glusband

SJG:var